UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.) *

                                SKLAR CORPORATION
                                -----------------
                                (Name of Issuer)

      COMMON STOCK, $0.10 par value, Series A Convertible Preferred Stock,
                                $0.10 par value
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                    584053300
                                 --------------
                                 (CUSIP Number)

  Bari Krein, Esquire 2500 One Liberty Place, Philadelphia, Pennsylvania 19103
  ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 1, 1989
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. 584053300                                            Page 1 of 4 Pages
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1         NAME OF REPORTING PERSON      Michael Malinowski
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
                                        PF

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORIGINATION
                                        United States of America
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
       NUMBER OF              60,024 shares of Common Stock; 7,110 shares of
        SHARES                Preferred Stock
     BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY                None.
         EACH          9      SOLE DISPOSITIVE POWER
      REPORTING               60,024 shares of Common Stock; 7,110 shares of
       PERSON                 Preferred Stock
        WITH           10     SHARED DISPOSITIVE POWER
                              None.
--------------------------------------------------------------------------------
11        AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          60,024 shares of Common Stock; 7,110 shares of Preferred Stock
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.1% of Common Stock; 32.4% of Preferred Stock
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
                                        IN
--------------------------------------------------------------------------------

                               SCHEDULE 13D
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CUSIP NO. 584053300                                            Page 2 of 4 Pages
--------------------------------------------------------------------------------

     Item 1.   Security and Issuer.

               This Schedule 13D report relates to the Common Stock, par value $.10 per share, and Preferred Stock, par value $.10 per share, of Sklar Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 889 South Matlack Street, West Chester, Pennsylvania, 19382.

     Item 2.   Identity and Background.

          (a) This statement is filed by Michael Malinowski.

          (b) His address is 613 Arberdeen Drive, Kennett Square, PA 19348.

          (c) Michael Malinowski was appointed a Director of the Issuer in April, 1991 and has served as Executive Vice President since 1994 and Chief Financial Officer since 1998. He has been employed by the Issuer since 1986 in the positions of General Manager and Vice President of Operations. The Issuer is engaged in the business of importing and distributing surgical, dental and veterinary hand held precision stainless steel instruments. The principle business address of the Issuer is as set forth in Item 1.

          (d) Malinowski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) Malinowski has not been a party, during the last five years, to any civil proceeding or a judicial administrative body of competent jurisdiction which resulted his being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Malinowski is a citizen of the United States of America.

     Item 3.   Source and Amount of Funds or Other Consideration.

          The source of funds used by Malinowski in connection with the acquisition of securities of the Issuer is personal funds, with the exception of 25,000 shares of Common Stock he received from the Issuer on March 27, 1986 as an inducement to become an employee. (See Item 5(c)). The amount of funds

                                  SCHEDULE 13D
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CUSIP NO. 584053300                                            Page 3 of 4 Pages
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     concerned  in the  acquisition  of such  securities  as of the date of this report, aggregates approximately $122,594.

     Item 4.   Purpose of Transaction.

          The shares of Common Stock and Preferred Stock of the Issuer were acquired by Malinowski for investment purposes.

          Except as set forth in this Item, at the time of the purchases Malinowski did not have any plans or proposals which relate to or would result in; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount to assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the Issuer's business or corporate structure; causing the Issuer's securities to cease to be authorized to be quoted in an inter-dealer quotation system or to cease to be registered under Section 12(g) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

          Notwithstanding the forgoing, Malinowski is currently aware of the Issuer's intent to cause its Common Stock to cease to be registered under
     Section 12(g) of the Securities and Exchange Act of 1934.

     Item 5.   Interest in Securities of the Issuer.

          (a) Malinowski is the beneficial owner of 60,024 shares of Common Stock of the Issuer; which represents approximately 8.1% of the Issuer's 744,423 shares of issued and outstanding Common Stock. Malinowski is also the beneficial owner of 7,110 shares of Preferred Stock of the Issuer; which represents approximately 32.4% of the Issuer's 21,954 issued and outstanding shares of Preferred Stock.

          (b) Malinowski has the sole power to vote or to direct the vote of the 60,024 shares of Common Stock and 7,110 shares of Preferred Stock referred to in Item 5(a) above, and has the sole power to dispose or direct the disposition of such shares.

                                  SCHEDULE 13D
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CUSIP NO. 584053300                                            Page 4 of 4 Pages
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          (c) Transactions by Malinowski were as follows*:


Date                 Class of Shares    Amount of Shares  Price Per Share

March 27, 1986(1)    Common Stock         25,000               ----

October 10, 1987     Preferred Stock       1,050             $18.00
January 1, 1989      Preferred Stock         500             $15.01
April 8, 1993        Preferred Stock        1907             $11.00
April 8, 1993        Common Stock         15,256              $.075
July 1, 1994         Preferred Stock          18             $18.00
June 1, 1995         Preferred Stock         912             $19.74
June 1, 1995         Preferred Stock       1,108             $19.74
June 1, 1995         Common Stock          2,024               $.10
June 1, 1995         Common Stock          2,376               $.10
June 1, 1995         Common Stock         15,368               $.10

* Since Malinowski has never filed a Schedule 13D, we have included a description of all his transactions with respect to the Issuer's Stock. He should have filed an initial Schedule 13D on January 1, 1989 when he owned 1,550 shares of Preferred Stock, which represented 6% of the then authorized 24,825 shares of Preferred Stock.


          (d) No person other than Malinowski has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities referred to in this Schedule 13D as being owned by him.

          (e) Not Applicable.

     Item 6. Contract, Arrangements, Understanding or Relations with Respect to the Securities of the Issuer

     None.

     Item 7.   Materials to be Filed as Exhibits

     None.

(1) Given to Malinowski by the Issuer as an inducement to become an employee.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

     DATED:  December 21, 1998.
                                                  /s/  Michael Malinowski
                                                  ------------------------------